MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT is made and executed the [___] day of [ _ ], 2011, by and between Ramius IDF LLC (the "Company") and Ramius Alternative Solutions LLC ("Ramius"), each a Delaware limited liability company.

WHEREAS, the Company is registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified management investment company, and Ramius is an investment adviser registered as such with the Commission under the Investment Advisers Act of 1940; and

WHEREAS, the Company desires to retain Ramius to provide various management and administrative services to the Company pursuant to this Agreement; and

WHEREAS, Ramius desires to be retained to provide various management and administrative services to the Company pursuant to this Agreement;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is agreed, by and between the parties, as follows:

1.           The Company hereby retains Ramius to provide, and Ramius hereby agrees to provide, certain management, administrative and other services to the Company, subject to the supervision and control of the Board of Managers of the Company (the "Board").

(a)           Services provided by Ramius shall include:

(i)	providing office space, telephone and utilities;

(ii)	providing administrative and secretarial, clerical and other personnel as necessary to provide the services required to be provided under this Agreement;

(iii)	supervising the entities which are retained by the Company to provide administration, custody and other services to the Company;

(iv)	handling investor inquiries regarding the Company and providing them with information concerning their investments in the Company and capital account balances;

(v)	monitoring relations and communications between investors and the Company;

(vi)	assisting in the drafting and updating of disclosure documents relating to the Company and assisting in the preparation of offering materials;

(vii)	maintaining and updating investor information, such as change of address and employment

(viii)	assisting in the preparation and mailing of investor subscription documents and confirming the receipt of such documents and funds;

(ix)	assisting in the preparation of regulatory filings with the Commission and state securities regulators and other Federal and state regulatory authorities;

(x)	preparing reports to and other informational materials for members and assisting in the preparation of proxy statements and other member communications;

(xi)	monitoring compliance with regulatory requirements and with the Company's investment objective, policies and restrictions, and such policies and procedures as may be established by the Board;

(xii)
reviewing accounting records and financial reports of the Company, assisting with the preparation of the financial reports of the Company and acting as liaison with the Company's accounting agent and independent auditors;

(xiii)	assisting in the preparation and filing of tax returns;

(xiv)	coordinating and organizing meetings of the Board and meetings of the members of the Company;

(xv)	preparing materials and reports for use in connection with meetings of the Board;

(xvi)
maintaining and preserving those books and records of the Company not maintained by the Company's administrator, accounting agent or custodian (which books and records shall be the property of the Company and maintained and preserved as required by the 1940 Act and the rules thereunder and shall be surrendered to the Company promptly upon request);

(xvii)	reviewing and arranging for payment of the expenses of the Company;

(xviii)	assisting the Company in conducting offers to members of the Company to repurchase member interests;

(xix)	reviewing and approving all regulatory filings of the Company required under applicable law;

(xx)	reviewing investor qualifications and subscription documentation and otherwise assisting in administrative matters relating to the processing of subscriptions for interests in the Company;

(xxi)	providing the services of persons employed by Ramius or its affiliates to serve as officers of the Company, subject to appointment by the Board; and

(xxii)
assisting the Company in routine regulatory examinations, and working closely with any counsel retained to represent the members of the Board who are not "interested persons," as defined by the 1940 Act and the rules thereunder (the "Independent Managers"), of the Company in response to any litigation, investigations or regulatory matters.

(b)          Ramius will deposit excess cash of the Company in one or more interest-bearing bank accounts or, subject to such policies as may be adopted by the Board, to cause such cash to be invested in such short-term instruments that do no constitute investment securities.

(c)           Ramius may cause the Company to borrow money as Ramius may, in its discretion, deem necessary and appropriate for purposes of cash management, subject to the policies and restrictions of the Company with respect to borrowings, the requirements of the 1940 Act and such policies as may be established by the Board.

2.           (a)            In consideration of the services provided by Ramius pursuant to this Agreement, the Company will pay Ramius a fee computed at the monthly rate of 0.0417% (0.50% on an annualized basis) of the net assets of the Company determined as of the first business day of each calendar month (including the amount of any capital contributions to the Company made as of such date), which fee shall be due and payable in arrears within five business days after the end of each fiscal quarter (the "Management Fee").  The Management Fee will be appropriately adjusted or pro rated with respect to any capital that is contributed to the Company on any day other than as of the first business day of a calendar month or is withdrawn from the Company other than as of the end of the calendar month, based on the number of days such capital was invested in the Company during the month.

(b)           Ramius is responsible for all costs and expenses associated with the provision of its services hereunder and, at its own expense, will maintain such staff and employ or retain such personnel and consult with such other persons as may be necessary to render the services required to be provided by it or furnished to the Company under this Agreement.  Without limiting the generality of the foregoing, the staff and personnel of Ramius shall be deemed to include persons employed or otherwise retained by Ramius or made available to Ramius.

3.           The Company will, from time to time, furnish or otherwise make available to Ramius such financial reports, proxy statements, policies and procedures and other information relating to the business and affairs of the Company as Ramius may reasonably require in order to discharge its duties and obligations hereunder.

4.           Except as provided herein or in another agreement between the Company and Ramius, the Company shall bear all of its own expenses, including:  all investment related expenses (including brokerage commissions); interest expense; fees and disbursements of any attorneys and accountants engaged by the Company to represent or provide services to the Company or the Independent Managers; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Management Fee; fees payable to the Company's member servicing agent; fees and travel-related expenses of members of the Board ("Managers") who are not employees of Ramius or of any affiliated person of Ramius; all costs and charges for equipment or services used in communicating information regarding the Company's transactions among Ramius and any custodian or other agent engaged by the Company; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

5.           The compensation paid to Ramius pursuant to paragraph 2 above shall be the full compensation for the services provided to the Company and the expenses assumed by Ramius under this Agreement.

6.           Ramius will use its best efforts in providing services hereunder, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations hereunder, neither Ramius nor any of its managers, officers or employees or any of their respective affiliates, executors, heirs, assigns, successors or other legal representatives shall be liable to the Company for any error of judgment, for any mistake of law, for any act or omission by Ramius or any of the foregoing persons for any loss suffered by the Company.

7.           (a)  The Company shall indemnify Ramius and its managers, officers or employees and their respective affiliates, executors, heirs, assigns, successors or other legal representatives (each an "Indemnified Person") against any and all costs, losses, claims, damages or liabilities, joint or several, including, without limitation, reasonable attorneys' fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person's duties with respect to the Company, except those resulting from the willful malfeasance, bad faith or gross negligence of an Indemnified Person or the Indemnified Person's reckless disregard of such duties, and in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions unlawful (collectively, "disabling conduct").  Indemnification shall be made following:  (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct or (ii) a reasonable determination, based upon a review of the facts and reached by (A) the vote of a majority of the Managers who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Board in a written advice, that the Indemnified Person is entitled to indemnification hereunder.  The Company shall advance to an Indemnified Person (to the extent that it has available assets and need not borrow to do so) reasonable attorneys' fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance.  Ramius agrees, and each other Indemnified Person will agree as a condition to any such advance, that in the event the Indemnified Person receives any such advance, the Indemnified Person shall reimburse the Company for such fees, costs and expenses to the extent that it shall be determined that the Indemnified Person was not entitled to indemnification under this paragraph 8.

(b)           Notwithstanding any of the foregoing to the contrary, the provisions of paragraph 6 and this paragraph 7 shall not be construed so as to relieve any person of, or provide indemnification with respect to, any liability (including liability under Federal Securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of paragraph 7 and this paragraph 8 to the fullest extent permitted by law.

8.           Nothing contained in this Agreement shall prevent Ramius or any affiliated person of Ramius from acting as or manager for any other person, firm or corporation and, except as required by applicable law (including Rule 17j-1 under the 1940 Act), shall not in any way bind or restrict Ramius or any such affiliated person from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom they may be acting.  Nothing in this Agreement shall limit or restrict the right of any member, officer or employee of Ramius to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business whether of a similar or dissimilar nature.

9.            This Agreement shall become effective on the date first set forth above.  Unless earlier terminated pursuant to this paragraph, this Agreement shall remain in effect for a period of two (2) years from such date and shall continue in effect from year to year thereafter, so long as such continuance shall be approved at least annually by the vote of a "majority of the outstanding voting securities of the Company," as defined by the 1940 Act and the rules thereunder, or by the Board; and provided that in either event such continuance is also approved by a majority of the Independent Managers, by vote cast in person at a meeting called for the purpose of voting on such approval.  The Company may at any time, without payment of any penalty, terminate this Agreement upon sixty days' prior written notice to Ramius, either by majority vote of the Board or by the vote of a "majority of the outstanding voting securities of the Company," as defined by the 1940 Act and the rules thereunder.  Ramius may at any time, without payment of penalty, terminate this Agreement upon sixty days' prior written notice to the Company.  This Agreement shall also terminate in the event of its "assignment," as such term is defined by the 1940 Act and the rules thereunder, by Ramius.

10.           Any notice under this Agreement shall be given in writing and shall be deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

11.           This Agreement may be amended only by the written agreement of the parties.  Any amendment shall be required to be approved by the Board and by a majority of the Independent Managers in accordance with the provisions of Section 15(c) of the 1940 Act and the rules thereunder, as if those rules applied.  If required by the 1940 Act, any amendment shall also be required to be approved by the vote of a "majority of the outstanding voting securities of the Company," as defined by the 1940 Act and the rules thereunder.

12.           This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

13.           The Company represents that this Agreement has been duly approved by the Board, including the vote of a majority of the Independent Managers.

14.           The parties to this Agreement agree that the obligations of the Company under this Agreement shall not be binding upon any of the Managers, members of the Company or any officers, employees or agents, whether past, present or future, of the Company, individually, but are binding only upon the assets and property of the Company.

15.           This Agreement embodies the entire understanding of the parties.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

RAMIUS IDF LLC

By:
Name:
Title:

RAMIUS ALTERNATIVE SOLUTIONS LLC

By:
Name:
Title: